UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,574,479
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,574,479

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,574,479

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,574,479
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,574,479

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,574,479

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.6%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,375,428
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,375,428

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,428

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.4%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,815,915.77
DAP	Working Capital	$3,334,063.12

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in its prior filings of Schedule 13D, the Filers ("Lawndale") have sent a number of letters (the "Prior Letters") to the Board of Mace Security International ("Mace" or the "Company"), which were attached as Exhibit B to Lawndale's Amendments No. 1 through No. 6 to its Schedule 13D. The Prior Letters detailed Lawndale's concerns regarding several corporate governance issues including, but not limited to, what Lawndale believes to be insufficient independent composition and poor structure of Mace's Board of Directors. As further detailed in the Prior Letters, Lawndale believes that the problems with Mace's Board of Directors have contributed to the Company's poor operating performance and decline in its stock price.

Between August 29, 2007 and September 18, 2007, Lawndale and certain members of the Mace Board of Directors, including Louis D. Paolino, Jr., engaged in limited discussions regarding Lawndale's nominees for the Mace Board of Directors and Lawndale's governance proposals, but those discussions did not result in any agreement between Lawndale and the Mace Board of Directors at that time.

On September 18, 2007, Lawndale sent Mace a letter (a copy of which was attached as Exhibit B to Amendment No. 6 to Lawndale's Schedule 13D) in which Lawndale gave notice (the "Lawndale Notice") of Lawndale's intent to file a proxy statement for its own solicitation of Mace stockholders for the election of Eugene Davis, Gerald LaFlamme, Philip Livingston and Dennis Raefield (the "Independent Nominees") to Mace's Board of Directors. The Lawndale Notice also set forth several proposals (the "Shareholder Proposals") for stockholder approval at Mace's 2007 Annual Meeting. As described in the Lawndale Notice (as well as in the Prior Letters), Lawndale intended to solicit proxies for stockholder approval to make the necessary changes to the Company's board and governance structures for the benefit of the Company and its stockholders.

In response to the filing of the Lawndale Notice, Lawndale and representatives of Mace's Board of Directors, including Mr. Paolino, engaged in a series of discussions concerning the matters set forth in the Lawndale Notice, as well as related matters. In the course of these discussions, Lawndale and the Company agreed to certain governance changes and changes to the Company's Board of Directors, both immediately and in connection with the Company's 2007 Annual Meeting. Consequently, in consideration of the Company's agreement to take the actions set forth below, Lawndale agreed to withdraw the Lawndale Notice and not to conduct a proxy contest in connection with the Company's 2007 Annual Meeting.

Among the changes sought by Lawndale were the following: (i) immediate adoption of the Corporate Governance amendment to Mace's bylaws as proposed by Lawndale, or in a form substantially similar to that proposed by Lawndale; (ii) immediate appointment to the Company's Board of Directors of independent directors identified by Lawndale; (iii) the addition of at least three new independent director candidates for election at the Company's 2007 Annual Meeting (including those persons appointed immediately); (iv) that the Company's list of director candidates for the 2007 Annual Meeting would be comprised solely of independent directors other than Louis D. Paolino, Jr.; and (v) composition of Mace board committees would be determined solely by the independent directors.

On October 9, 2007 Mace informed Lawndale that it would agree to all of the provisions set forth above. Accordingly, and based on the Company's representation that it would agree to these provisions, Lawndale has agreed to withdraw the Lawndale Notice and support a proposed six member slate for the Company's 2007 Annual Meeting that includes two of the four independent directors nominated by Lawndale: Dennis Raefield and Gerald LaFlamme; one independent director submitted by Mace: Jack C. Mallon; and three current Board members: Mark Alsentzer, Dr. Constantine Papadakis and Louis D. Paolino, Jr.

Consistent with this agreement, on October 15, 2007, the Company and Lawndale issued a joint press release announcing their agreement to the above referenced terms. A copy of the press release is attached as Exhibit B hereto.

Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant stockholders and others regarding these and additional steps that Mace could employ to maximize stockholder value.

Lawndale believes the public market value of Mace common stock, which is currently trading below its tangible book value, is undervalued by not adequately reflecting the value of Mace's assets and business divisions. Lawndale acquired the Mace common stock solely for investment purposes, and Lawndale may from time to time buy or sell the Mace common stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected no transactions in the Stock since filing Amendment No. 6 to Schedule 13D on September 28, 2007.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Mace Security International, Inc. Press Release dated October 15, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

Mace Security International, Inc. Press Release

Mace Security International, Inc.

401 East Las Olas Blvd, Suite 1570

Fort Lauderdale, FL 33301

(954) 449-1313 - www.mace.com

Eduardo Nieves, Jr., Vice President, Marketing & IR

For Immediate Release

MACE SECURITY INTERNATIONAL & LAWNDALE CAPITAL MANAGEMENT

ANNOUNCE THE AVOIDANCE OF A PROXY FIGHT

Improving Board Independence

Fort Lauderdale, Florida, October 15, 2007 -- Mace Security International, Inc. ("Mace") (Nasdaq: MACE) and Lawndale Capital Management, LLC ("Lawndale Capital"), a shareholder of Mace, today announced Mace's plan to adopt certain corporate governance enhancements and Mace's intention to expand its Board of Directors from five to six members, as part of their understanding to avoid a proxy fight.

The corporate governance enhancements to be adopted are intended to increase the independent composition and functioning of Mace's Board. As a result of the plan, Mace will migrate to a six-person Board, consisting of five Independent directors, three who are not presently on Mace's Board plus two continuing Independent directors. The sixth Board member will be CEO, Louis Paolino, Jr. who will remain Mace's Chairman. Two of the three new independent directors have extensive security products industry experience and the third new independent director has extensive accounting and finance experience. The changes to the Board's composition will be completed upon the election of the slate Mace's Board nominates for the 2007 Annual Meeting.

As disclosed in its securities filings, Lawndale Capital requested that Mace's Board of Directors be expanded from its current size of five members to seven through the addition of three new independent directors and the departure from Mace's Board of one non-independent director. In Lawndale Capital's request, Lawndale Capital recommended four potential independent nominees for Mace's consideration. Mace has agreed for the upcoming 2007 Annual Meeting to expand its Board to six members, proposing the following slate: two of the four independent directors submitted by Lawndale Capital: Dennis Raefield and Gerald LaFlamme; one independent director submitted by Mace: Jack C. Mallon; and three current Board members: Mark Alsentzer, Dr. Constantine Papadakis and Louis D. Paolino, Jr.

By the end of October 2007, Mace will expand its Board to six members, and intends to appoint Dennis Raefield to the Board.

Lawndale also requested that Mace adopt certain By-Law amendments and amend its Corporate Governance guidelines. Mace had no problem agreeing to these two requests.

  Mace will adopt a By-Law amendment that mandates at least 66 2/3rd of the Board shall be "Independent" as defined in the amendment.

  Mace will amend its Corporate Governance Guidelines to provide that its independent directors will make all Board Committee assignments by majority vote.

In a letter written to Mace's Board of Directors, Lawndale Capital commended Mace's Board for its actions and intends to support the proposed slate for the 2007 Annual Meeting. Lawndale Capital also stated that it does not intend to continue its proxy contest, and looks forward to working with the Company to increase shareholder value.

Mace is pleased to have reached an understanding with Lawndale Capital, and also looks forward to increasing shareholder value.

About Mace

Mace Security International, Inc. is a manufacturer of personal defense and electronic surveillance products marketed under the famous brand name, Mace®. The Company is also an online and digital media e-commerce business. Mace owns and operates car and truck washes, and had previously announced that it is exiting this segment of its business. Mace's web site is www.mace.com.

Certain statements and information included in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. When used in this press release, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "projected", "intend to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, known and unknown, and uncertainties, including but not limited to economic conditions, dependence on management, dilution to shareholders, limited capital resources, the effects of weather on the demand for car care services, the effects of rapid growth on Mace and the ability of management to effectively respond to that growth, our ability to achieve operating synergies, our ability to compete against established competitors, regulatory matters, the effects of competition, and our ability to obtain additional financing. Such factors could materially adversely affect Mace's financial performance and could cause Mace's actual results for future periods to differ materially from any opinions or statements expressed within this press release. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations are contained under the heading "Risk Factors" in Mace's SEC filings, including its registration statements and its periodic reports on Form 10-K and Form 10-Q. This press release should be read in conjunction with the financial statements and notes contained in Mace's annual reports on Form 10-K and quarterly reports on Form 10-Q.

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